Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

Listed on the New York Stock Exchange (CLP)	NEWS RELEASE

FOR IMMEDIATE RELEASE

COLONIAL PROPERTIES TRUST
ANNOUNCES AQUISITION OF THREE MULTIFAMILY ASSETS

BIRMINGHAM, Ala., December 16, 2004 — In a move that further expands its holdings in North Carolina and Georgia, Colonial Properties Trust (NYSE: CLP), announced today that it has acquired three Class-A multifamily assets totaling 986 units. The assets are located in Charlotte, North Carolina; Durham, North Carolina; and Suwannee, Georgia.

Colonial Village at Beverly Crest, formerly known as Montclair Parc, is a 300-unit multifamily apartment community located in the prestigious Arboretum area of southeast Charlotte, North Carolina. The property, built in 1996, has an occupancy rate of 89 percent. Colonial Village at Patterson Place, formerly known as North Creek Apartments, is a 252-unit multifamily community located in southwest Durham. Built in 1997, the property is currently 90 percent occupied. Both of these properties were acquired from Clayton, Williams and Sherwood.

Colonial Grand at McGinnis Ferry, formerly known as Harrington Farms, is a 434-unit multifamily community located in Suwannee, Georgia at the intersection of Peachtree Industrial Boulevard and McGinnis Ferry Road. This property, along with four other recently acquired properties, is located in Gwinnett County, one of the nation’s fastest growing counties. Colonial Grand at McGinnis Ferry was constructed in two phases in 1996 and in 1998 and is currently 98 percent occupied. The property was acquired from Executive Affiliates, Incorporated.

“The acquisition of these three assets adds to our growing presence in these markets where we have both existing properties and properties under development,” stated Paul F. Earle, Executive Vice President, Colonial Properties Trust, Multifamily Division. “We have committed to these markets because our research indicates that these markets are demographically strong and have improving multifamily market fundamentals. Our recently announced impending merger with Cornerstone Real Estate Investment Trust (NYSE: TCR) will further increase our presence in these markets.”

Colonial Properties Trust is a diversified REIT that, through its subsidiaries, owns a portfolio of multifamily, office and retail properties where you live, work and shop in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. Colonial Properties Trust performs development, acquisition, management, leasing and brokerage services for its portfolio and properties owned by third parties. Colonial Properties Trust is a diversified REIT, which has a total market capitalization of $3.7 billion. The foundation of Colonial Properties’ success is its live, work and shop diversified investment strategy. The Company manages or leases 24,772 apartment units, 6.7 million square feet of office space and 16.3 million square feet of retail shopping space. Additional information on Colonial Properties Trust is available on the Internet at www.colonialprop.com. The Company, headquartered in Birmingham, Ala., is listed on the New York Stock Exchange under the symbol “CLP” and is included in the S&P SmallCap 600 Index.

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Contact: Linda S. Geiss, Vice President — Corporate Affairs, 205.250.8768

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.